1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
AUG 0 9 2002
WASH. D.C. 180 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name Into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __V__ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __V__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TSMC Board of Directors Approves Capital Appropriation for 90nm Copper Processes

Science-Based Industrial Park, Hsin-Chu, Taiwan, August 6, 2002 - Taiwan Semiconductor Manufacturing Company Ltd. (" TSMC" or " the Company") (TAIEX: 2330, NYSE: TSM) today held a meeting of the Board of Directors, at which the directors approved a capital appropriation to ramp capacity for TSMC's 90nm copper processes at Fab 12 (Phase I), and to set up first-stage facility equipment for Fab 12 (Phase II).

TSMC Spokesperson Mr. Harvey Chang noted that, at its meeting, the Board of Directors also:

1. Approved the semi-annual financial statements for the first half of 2002 prepared by the auditors. Net sales for the first half of 2002 were NT$79,972 million; net income was NT$15,897 million. Earnings per share for the first six months of 2002 were NT$0.84 based on the current 18,580,886 thousand weighted average outstanding shares.
2. Approved capital appropriation in the amount of NT$17,028 million to ramp capacity for TSMC's 90nm advanced copper processes at Fab 12 (Phase I). An additional appropriation provides for first-stage facility equipment for Fab 12 (Phase II).
3. Approved the Company's sponsorship of the issuance of American Depository Receipts ("ADRs") by certain shareholders to dispose, in accordance with the "Policy for TSMC Conversion Sale Program", a portion of their TSMC common shares in the form of ADRs in an aggregate amount not to exceed 0.5% of TSMC's total outstanding common shares.
4. Approved the establishment of an Audit Committee of the Board of Directors and the Audit Committee Charter to further strengthen the Company's corporate governance. The Board of Directors in the meantime assigned Sir Peter L. Bonfield, Professor Lester C. Thurow, Professor Michael E. Porter, and Mr. Bobbert Brakel as members of the Audit Committee, with Sir Peter L. Bonfield as the chairman of this Committee.

Mr. Chang also indicated that Fab 12 (Phase II) is the Company's second full-scale 300mm manufacturing facility in the Hsin-Chu Science-Based Industrial Park. The capital appropriation approved by the Board at this time is not expected to impact TSMC's recent announcement that the Company's total capital expenditure in 2002 would not exceed US$ 2 billion dollars.

# # #

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.



Date:August 6, 2002 By ______________________

Harvey Chang
Senior Vice President & Chief Financial Officer